
umicore

RECEIVED
2006 OCT 16 A 11:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek




06017582

LegalCorp
Brussels, September 26, 2006

SUPPL

Dear Sir,

NV Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The convening notice to the extraordinary general meeting to be held on October 24, 2006;
- Report of the Board of Directors on the authorised capital;
- Report of the Board of Directors on the merger by absorption;
- Merger proposal;
- The press release, dated August 24, 2006, entitled "Half year results 2006".

PROCESSED
OCT 2 6 2006
THOMSON FINANCIAL

Yours sincerely,

Umicore

J. Beeckmans
Manager Legal Corp. Dpt.

A. Godefroid
Corporate Vice President
Legal & Environmental Affairs

Encl.

10/25

Umicore
Naamloze vennootschap - Société Anonyme
Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 73 42
Fax +32 2 227 79 13
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

umicore

LIMITED LIABILITY COMPANY
Registered office: rue du Marais 31 Broekstraat - 1000 Bruxelles
Company number 0401.574.852

In view of the fact that the extraordinary general meeting held on 21 September 2006 was unable to validly conduct business and deliberate on the items on the agenda, owing to the absence of a quorum, shareholders are requested to attend the extraordinary general meeting which will be held on Tuesday 24 October at 10:00 a.m., Boulevard Pachéco 34, Pachecolaan 34, 1000 Brussels.

This meeting will validly conduct business and deliberate on the items on the agenda irrespective of the number of shares represented.

The board of directors has unanimously decided to modify the amount of the authorised capital proposed in the first resolution, that is to say replace the amount of EUR 250,000,000 by a maximum amount of EUR 46,000,000, representing 10 % of the Umicore share capital as of 13 September 2006.

In order to facilitate the keeping of the attendance list on 24 October 2006, the shareholders and/or their representatives will be welcomed to register as of 9 a.m..

AGENDA

1. Authorised Capital

1.1. Report from the board of directors drawn up in accordance with Article 604, paragraph 2, of the Company Code.

1.2. Due to the fact that the authorisation given to the board by the extraordinary general meeting held on 30 March 2001 is no longer valid, proposal to authorise the board of directors to increase the capital by an amount of EUR 46,000,000. This authorisation will be valid for a period of five years commencing on the date that the decision is published in the Riders to the Belgian Official Gazette.

Further to this, proposal to:

substitute the text of Article 6 of the Articles of Association by the following one :

" *Article 6. –Authorised capital*

In accordance with the terms of a decision taken at the extraordinary general meeting held on 24 October 2006, the board of directors is authorised, for a period of five years commencing on the date the aforementioned decision is published in the Riders to the Belgian Official Gazette, to increase the share capital by a maximum amount of EUR 46,000,000 (forty-six million euros) according to the terms and conditions it shall define.

The board may effect this increase in one or more stages, either by contributions in cash or, subject to legal restrictions, contributions other than in cash, as well as by incorporation of reserves, whether available or unavailable for distribution, or of share premiums, with or without issuing new stock. These increases may give rise to the issue of shares with voting rights, of convertible bonds, as well as of subscription rights or other securities, whether or not attached to other stock of the company, or attached to stock issued by another company. The board may decide that the new shares shall be registered shares, and shall not be convertible into other types of share.

On this occasion, the board may, in the best interests of the company and in accordance with legal provisions, limit or declare inapplicable the preferential rights of shareholders, to the benefit of one or more designated persons that it chooses.

If the capital increase includes a share premium, the amount of this premium shall be allocated to an unavailable "share premium" reserve, from which it may not be withdrawn in whole or part except to be incorporated into the capital by a decision of the board of directors using, should the case arise, the authorisation conferred upon it by this article, or to be reduced or cancelled by a decision of the general meeting of shareholders in accordance with article 612 of the Company Code "

2. Updating of the Articles of Association

Due to the fact that the authorisation to acquire, in accordance with article 620, paragraph 1, indents 3 and 4 of the Company Code, and to dispose, in accordance with article 622, paragraph 2, indent 2, 2° of the said Code, of its own shares for the purpose of protecting the company against serious, imminent prejudice is no longer valid.

Further to this, proposal to:

substitute the text of Article 9 of the Articles of Association by the following one:

" *Article 9. – Disposal of own shares*

General authorisation to dispose of the company's own shares

The board of directors is generally authorised, in accordance with article 622, paragraph 2, indent 2, 1° of the Company Code, to dispose, on the Stock Exchange or in any other manner whatsoever, of the company's own shares which are listed on the regulated market Eurolist.

The subsidiaries referred to in article 627 of the Company Code are also generally authorised to dispose, on the Stock Exchange or in any other manner whatsoever, of the company's shares which are held by these subsidiaries."

3. Merger by absorption of UMICORE IMMO

3.1. Report from the board of directors related to the proposed merger.

3.2. Based on the terms of the "Merger Project" filed at the Commercial Court of Brussels on August 10, 2006 and made available to the shareholders, proposal to merge Umicore Immo into Umicore with effect on January 1, 2006, without any change of the Umicore shareholders' equity and without creation of new shares, Umicore Immo being 100 % owned by Umicore.

Conditions of admission to the extraordinary general meeting:

Pursuant to Article 536 of the Company Code and to Article 17 of the Articles of Association, and as a derogation of the conditions set forth in a) and b) of said Article 17, the board of directors has decided that shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Tuesday 17 October 2006**, at midnight (Brussels Time) ("the **Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting. In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

- A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE at the latest on Tuesday 17 October 2006 at midnight (Brussels time)
  By fax: +32 2 227 79 13
  By e-mail: info@umicore.com
  The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

For holders of bearer shares:

- Owners of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Tuesday 17 October 2006** before the close of business at such branch. The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank. The deposited shares will be made available again to their shareholders as from Wednesday 18 October 2006 at the time of opening of such branch.

- Owners of **bearer shares on a deposit account** must notify one of the financial institutions listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Tuesday 17 October 2006 at midnight** (Brussels time). The holding of the shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the financial institutions.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK
PETERCAM S.A.

The owner of bearer or registered shares can **vote by correspondence** in accordance with Article 19 of the by-laws. The vote by correspondence must be cast on the form prepared by Umicore.

The form for voting by correspondence, approved by the board of directors, may be obtained from the company's registered office, on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the form for voting by correspondence must reach the company's registered office (attention J. Beeckmans) by Wednesday 18 October 2006 at the latest.

The owner of bearer or registered shares can attend the meeting through a proxy holder.

Proxy forms, approved by the board of directors, may be obtained from the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention J. Beeckmans) by Wednesday 18 October 2006 at the latest.

The shareholder who wishes to vote by correspondence or to be represented must, in any case, comply with the registration procedure described here above.

The Merger Project is at the disposal of the shareholders on the company website: www.umicore.com and was sent to the registered shareholders in accordance with the provisions of Article 720 § 1 of the Company Code. All documents requested by Article 720 § 2 of the Company Code are at the disposal of the shareholders on the company website.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, Boulevard Pachéco 7, Pachecolaan, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore, Boulevard Pachéco 34 Pachecolaan, 1000 Brussels.

umicore

REPORT OF THE BOARD OF DIRECTORS
DRAWN UP IN ACCORDANCE WITH ARTICLE 604 OF THE COMPANY CODE
ON THE PROPOSAL MADE AT THE GENERAL MEETING OF SHAREHOLDERS TO
AUTHORISE THE BOARD OF DIRECTORS, FOR A PERIOD OF FIVE YEARS, TO INCREASE
THE SHARE CAPITAL BY A MAXIMUM AMOUNT OF
46 MILLION EUROS

The authorisation regarding authorised capital, renewed by the extraordinary general meeting of 30 March 2001, expired on 28 April 2006.

The board of directors wishes to be granted a degree of flexibility in the use of the authorised capital. This flexibility would allow the board of directors to act in an expeditious way should certain opportunities arise that are consistent with the interests of Umicore .

Such opportunities include:

- raising additional capital under favourable conditions;
- taking swift advantage of acquisition opportunities, alliances or strategic developments
- enhancing the motivation of all or part of the management and staff through the implementation of option plans or shareholding plans;
- using the authorised capital when the delay and costs involved in organizing a general meeting of shareholders are not commensurate with the amount of the foreseen capital increase.

The board of directors proposes that the capital increases, it is granted the authority to decide upon, be effected in accordance with the amended Article 6 of the company by-laws.

Accordingly, the board of directors requests the general meeting of shareholders to authorise, for a term of five years, the implementation of the authorised capital procedure for an amount of EUR 46,000,000 (representing 10 % of the Umicore share capital as of 13 September 2006).

The board of directors
Brussels, 13 September 2006



REPORT OF THE BOARD OF DIRECTORS
RELATED TO THE PROPOSAL TO THE GENERAL MEETING OF SHAREHOLDERS
OF THE MERGER BY ABSORPTION OF UMICORE IMMO BY UMICORE

Ladies, Gentlemen,

We propose to convene you to an extraordinary general meeting in order to propose to merge and absorb our 100 % subsidiary Umicore Immo.

1. History

Umicore Immo was set up on 30 December 1993 under the name Foncière du Marais by Petercam Securities S.A. and by Peterbroeck, Van Campenhout S.C.A. which owned 1,999 and 1 shares respectively. The same day, Umicore rented the building on Rue du Marais to Umicore Immo, on a 99-year long lease effective from 30 December 1993 and finishing on 29 December 2092.

On 1 January 1996, Umicore rented the building on the Rue du Marais for a period of 9 years. The lease ended on 31 December 2004 and was extended for a 3-year period until 31 December 2007.

On 19 December 2000, Umicore and Umicore Finance acquired all the Umicore Immo shares from Petercam Securities and Peterbroeck, Van Campenhout, namely 1999 and 1 shares respectively.

Currently, we have the following structure:

- Umicore owns the subsoil and Umicore Immo holds the long lease;
- Umicore Immo rents the whole building to Umicore which sublets part of it to other companies belonging to the group and to Cumerio.

There is now no reason to keep this structure which was set up in order to sell the long lease and possibly the subsoil.

For these reasons, we are proposing that Umicore absorbs Umicore Immo

2. Reason for the merger

As a result of the merger:

- The group's structure can be simplified as it no longer corresponds to the economic situation and the group's needs. The current structure is the consequence of a historic development and was set up with the aim of selling the building; however, this is no longer on the agenda.

- Economies of scale can be achieved as well as savings on auditing, accounts and administration costs, and intragroup operations can be cut.

- The management of the building can be simplified by the removal of the lease between Umicore and Umicore Immo, and the fulfilment and management by Umicore of renovation work carried out in the building.

- The aim of the operation is to put the legal structure in conformity with group policy. There is no longer any economic reason for dividing the ownership of the building between the two companies.

3. Description of the assets and liabilities to be transferred to the surviving company

The main assets and liabilities of Umicore Immo transferred to the surviving company are as follows:

- Assets
  - the residual value of the long lease on the building at 31, Rue du Marais, 1000 Brussels
  - Umicore Immo's participating interest in Umicore Financial Services (i.e. 8,734 shares), incorporated under Belgian law, based in Rue du Marais, 1000 Brussels.
  - A fixed term deposit of € 725,276.76 with Umicore Financial Services bearing interest at 2.3 % and maturing on 26 January 2006.

- Liabilities
  - a loan of € 15,800,000 taken out from Umicore Financial Services bearing interest at 3.492 % and maturing on 7 June 2012.
  - a loan of € 1,000,000 taken out from Umicore bearing interest at 5.2 % and maturing on 19 December 2012
  - a loan of € 18,000,000 taken out from Umicore Finance Antwerp bearing interest at 5.2 % and maturing on 19 December 2012

All contracts and commitments taken out or made by Umicore Immo.

For details of the assets and liabilities, see Umicore Immo's balance sheet at 31 December 2005 attached to this report (Annex 1).

As required by Article 720 § 2, 4° of the Company Code, the balance sheet of Umicore Immo at 30 June 2006 is also attached to this report (Annex 2).

4. Payment for the merger and retroactivity

As Umicore owns all Umicore Immo's shares, no new share will then be issued by Umicore to pay for the merger, at the effective date of the merger. Consequently there is no reason to decide on the evaluation of the contribution and its remuneration.

The merger will be carried out on the basis of the accounts closed on 31 December 2005. All operations carried out after this date by the absorbed company will be considered from the accounting and tax point of view as accomplished for the account of the surviving company and profits accrued after this date will be included in the surviving company's accounts.

Based on Article 78 of the Royal Decree of 30 January 2001, the assets and liabilities as well as the profits and charges of the exercise will be transferred in the books of Umicore at the value they have in the books of Umicore Immo.

The Board of Directors
Brussels, 12 June 2006

PROPOSAL FOR AN OPERATION SIMILAR TO A MERGER BY ABSORPTION OF UMICORE IMMO BY UMICORE
BASED ON ARTICLES 676 1°, 719 and 720 of the COMPANY CODE

On June 12, 2006, in accordance with Article 719 of the Companies Code, the Boards of Directors of the public limited companies Umicore and Umicore Immo, both having their social seat rue du Marais, 31, Broekstraat, 1000-Brussels, (hereafter "**Umicore" and "Umicore Immo**") have drawn up this proposal for an operation similar to a merger by absorption of the limited liability company Umicore Immo by Umicore.

This proposal will be filed with the Clerk's Office of the Brussels Commercial Court at least six weeks before the first Extraordinary General Meeting of Umicore convened to approve the merger.

The proposed operation is similar to a merger by absorption as defined in articles 719 and following of the Companies Code and will lead to Umicore Immo's assets and liabilities in their entirety being transferred to Umicore.

1. History

Umicore Immo was set up on 30 December 1993 under the name Foncière du Marais by Petercam Securities S.A. and by Peterbroeck, Van Campenhout S.C.A. which owned 1,999 and 1 shares respectively. The same day, Umicore rented the building on Rue du Marais to Umicore Immo, on a 99-year long lease effective from 30 December 1993 and finishing on 29 December 2092.

On 1 January 1996, Umicore rented the building on the Rue du Marais for a period of 9 years. The lease ended on 31 December 2004 and was extended for a 3-year period until 31 December 2007.

On 19 December 2000, Umicore and Umicore Finance acquired all the Umicore Immo shares from Petercam Securities and Peterbroeck, Van Campenhout, namely 1999 and 1 shares respectively.

Currently, we have the following structure:

- Umicore owns the subsoil and Umicore Immo holds the long lease;
- Umicore Immo rents the whole building to Umicore which sublets part of it to other companies belonging to the group and to Cumerio.

There is now no reason to keep this structure which was set up in order to sell the long lease and possibly the subsoil.

For these reasons, we are proposing that Umicore absorbs Umicore Immo.

2. Name, form, purpose and registered office of the companies involved in the merger

Surviving company:

UMICORE
Public limited company
31, Rue du Marais
1000 - Brussels
Company number 0401 574 852

Purpose:

The business purpose is:

1) the design, manufacture, construction, purchase, sale, installation, maintenance and repair of all types of electrical, electronic, nuclear, mechanical or hydraulic objects, machines and devices and all accessories, as well as the preparation and transformation of the raw materials required for its activities;
2) the seeking out, setting up, acquisition, operation and management, for its own account or for the account of third parties, of all mining, metallurgical or chemical activities or enterprises related to the production of materials and to systems using these materials, as well as the conception, design, study, construction, procurement, commissioning and technical inspection of industrial installations;

3) the trade in products resulting from such activities and in equipment and supplies needed to produce or manufacture these products, as well as all operations, for its own account or for the account of third parties, relating to the trade, storage, handling and transport of all products.

It may use the resources that it possesses to perform all services conducive to the attainment of its objects.

It may take out and make use of all patents relating directly and indirectly to its activities; it may also purchase or acquire by any other means such patents or licenses and make use of them.

It may carry out all real-estate activities in any legal form, including the purchase, sale, leasing and renting of real estate, the issuing of real estate income certificates or land certificates or the management of real estate properties.

It may perform all industrial, financial and commercial operations related directly or indirectly to the objects listed above, including applying for, acquiring or selling concessions.

In addition to the activities described in the preceding paragraphs, the company's objects include becoming involved, by way of contributions, mergers, absorptions, subscriptions, acquisition of participating interests, or any other manner, in, and more generally lending its financial support in whatever form to, any enterprise, association or corporation the purpose of which is similar to, connected with, or conducive to the attainment of its objects.

The company may attain its objects in Belgium or abroad, directly or indirectly, in its own name or for the account of third parties, alone or in association, by carrying out all operations conducive to the attainment of the said objects or those of the corporations, associations and establishments in which it holds an interest.

Absorbed company:

UMICORE IMMO
Public limited company
31, Rue du Marais
1000 - Brussels
Company number 0451 899 046

Purpose:

The company's purpose for its own account or for the account of third parties is the acquisition, sale, management, rental, construction, maintenance, division and development of all real estate assets and rights.

The acquisition of participating interests in whatever form in any corporations, associations or establishments, existing or to be set up, involved in industrial, financial, real estate, commercial or civil activities.

The management and development of these participating interests especially by the stimulation, planning and coordination of the development of these corporations, associations or establishments in which it owns a participating interest.

Within the limits of its business purpose, it may both in Belgium and abroad carry out any movable property, real estate, financial, industrial, commercial or civil operations.

It may become involved by way of contributions, transfers, mergers, subscriptions, participating interests, financial intervention or any other manner, in any corporations, enterprises or operations the purpose of which is similar to, connected with, or conducive to the attainment of its objects.



Umicore Immo's share capital is EUR 100,000, represented by 2,000 shares with no par value; is totally owned by Umicore.

3. Payment for the merger

Umicore owning all Umicore Immo's shares; therefore, no new share will be issued by Umicore to pay for the merger at the effective date of the merger.

4. Date from when the operations of the absorbed company will be considered, from the accounting and tax point of view, as accomplished for the account of the surviving company.

The merger will be carried out on the basis of the accounts closed on 31 December 2005. All operations carried out after this date by the absorbed company will be considered from the accounting and tax point of view as accomplished for the account of the surviving company and profits accrued after this date will be included in the surviving company's accounts.

5. Rights assured by the surviving company to shareholders of the absorbed company with special rights and owners of securities other than shares

No special rights have been granted by the absorbed company to its shareholders and nobody owns securities other than shares. Therefore, no special rights will be assured by the surviving company in this respect.

6. Special benefits granted to members of the management authorities of the companies involved in the merger

No special benefits will be granted to the members of the management authorities of the companies involved in the merger.

Brussels, 10 August 2006

For Umicore Immo
Board of Directors

For Umicore
Board of Directors

Jacques Dandoy
Director

Michel Alloo
Chairman

Thomas Leysen
Chief Executive Officer

Karel Vinck
Chairman



PRESS RELEASE

24 August 2006

HALF YEAR RESULTS 2006

HIGHLIGHTS

Record results driven by solid performance across the board and outstanding contribution from Precious Metals Services

- Revenues of € 944.4 million (up by 10%)
- EBITDA of € 251.3 million (up by 23%)
- Recurring EBIT of € 160.5 million (up by 32%)
- Net recurring profit (Group share) of € 109.6 million (up by 42%)
- ROCE at 16.6% (14.3% in H1 2005)

€ 50 million investment in Hoboken to further expand capabilities of the Precious Metals Refining operations

Further acquisitions in Asia for Advanced Materials and Precious Metals Products & Catalysts

Outlook: Umicore expects full year recurring EBIT to be in the range of € 300 million to € 325 million.

All comparisons made in this document are with the first half year of 2005 unless otherwise stated.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 70 64
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Key figures

(in million €)	H1 2005	H2 2005	H1 2006
Turnover	3,263.5	3,303.0	4,521.0
Revenues (excluding metal)	861.1	863.9	944.4
Recurring EBIT	121.7	111.4	160.5
of which associates	16.5	17.6	28.7
Non-recurring EBIT	(39.8)	(0.5)	1.4
IAS 39 effect	-	(9.1)	(4.7)
Total EBIT	81.9	101.8	157.1
Recurring EBIT margin	12.2%	10.9%	14.0%
Result from discontinued operations	16.6	4.2	-
Net consolidated profit, Group share, without discontinued operations	49.6	71.8	108.1
Net consolidated profit, Group share, before non-recurring items, without discontinued operations	77.2	74.3	109.6
Net consolidated profit, Group share, with discontinued operations	66.2	76.0	108.1
EBITDA	203.8	186.3	251.3
Capital expenditure	53.7	91.7	62.3
Cash flow before financing	192.7	(59.5)	(226.3)
Consolidated net financial debt	422.4	509.6	762.8
Net debt / (net debt + equity), end of period	28.9%	33.4%	44.6%
Capital employed, end of period	1,648.4	1,788.4	2,085.6
Capital employed, average	1,707	1,718	1,937
Return on Capital Employed (ROCE)	14.3%	12.9%	16.6%
Total shares outstanding, end of period	25,702,075	25,811,050	25,986,650
Average number of shares, basic EPS	24,971,687	25,093,327	25,199,024
Average number of shares, fully diluted EPS	25,503,509	25,593,634	25,681,856
EPS excluding discontinued operations (€ / share)			
EPS declared, basic	1.99	2.86	4.29
EPS declared, diluted	1.95	2.80	4.21
EPS adjusted, basic	3.09	2.96	4.35
EPS adjusted, diluted	3.03	2.90	4.27
EPS including discontinued operations (€ / share)			
EPS declared, basic	2.65	3.03	4.29
EPS declared, diluted	2.60	2.97	4.21
Workforce, end of period	13,193	14,142	15,956
of which associates	3,348	4,314	5,582

Contribution to recurring EBIT

(in million €)	H1 2005	H2 2005	H1 2006
Advanced Materials	27.7	31.7	24.3
Precious Metals Products & Catalysts	71.6	64.6	71.7
Precious Metals Services	28.9	27.8	62.2
Zinc Specialties	16.9	7.8	27.2
Corporate	(23.4)	(20.5)	(25.0)
Total	121.7	111.4	160.5
including Group share in net profit from associates	16.5	17.6	28.7

Business group contributions*


Revenues
(excluding metal)
AM
15%
ZS
22%
PMS
18%
PMPC
45%
Recurring EBIT
ZS
15%
AM
13%
PMS
34%
PMPC
39%
Capital employed
(average)
AM
20%
ZS
27%
PMS
15%
PMPC
37%

* AM (Advanced Materials), PMPC (Precious Metals Products & Catalysts), PMS (Precious Metals Services), ZS (Zinc Specialties)
Corporate not included

OVERVIEW BY DIVISION

Advanced Materials

Key figures

(in million €)	H1 2005	H2 2005	H1 2006
Turnover	245.9	210.5	266.4
Revenues (excluding metal)	138.6	136.5	143.7
Recurring EBIT	27.7	31.7	24.3
of which associates	7.0	11.4	8.6
Recurring EBIT margin	14.9%	14.9%	10.9%
EBITDA	37.5	46.1	36.4
Capital expenditure	12.4	9.7	7.4
Capital employed, average	399.8	374.2	373.8
Return on Capital Employed (ROCE)	13.7%	16.8%	13.0%
Workforce, end of period	3,308	4,330	5,328
of which associates	1,811	2,935	3,908

Specialty Oxides and Chemicals

In the Rechargeable Batteries business line, sales volumes of lithium cobaltite for Li-Ion batteries increased, but margins were affected by the strength of the Korean Won. Current low cobalt prices and high nickel prices tempered the immediate interest in advanced low cobalt-containing cathode materials. The contribution of the JCU joint venture (production of spherical nickel hydroxide) continued to grow as it benefited from its integrated business model which includes recycling.

The Ceramics and Chemicals business line recorded strong sales and the catalysis product range benefited from increased margins as a result of the full product and recycling service provided; plating products benefited from higher margins as the business extended its activities further down the value chain. Sales of pigment products suffered from increased competition.

The contribution of the cobalt refining activities decreased due to a low cobalt price.

Engineered Metal Powders

Tool Materials' sales volumes and performance were down and margins were affected by competitive price pressure in both the hard metal and diamond tool market segments. Although the demand for hard metal tools was at similar levels to last year, high tungsten prices led to de-stocking and more recycling by tool manufacturers, impacting negatively the demand for 'virgin' cobalt powder. The business line, however, managed to maintain stable sales volumes to the diamond tool sector.

In order to streamline its production capabilities in North-America Umicore will cease production of cobalt extra-fine powder at the Maxton facility in North Carolina, USA, by the end of the third

quarter. A restructuring provision of some €4 million was taken in the first semester to cover the costs of the closure.

In **Primary Batteries** Umicore was able to maintain its overall sales volumes, growing its business in the Chinese market. The new generation of high-performance zinc powders was well received. The overall performance of the business line was stable.

Electro-Optic Materials

The business unit performance benefited from increased activities in all product lines.

Sales volumes of germanium **Substrates** benefited from strong demand from the satellite industry. Sales for LED (Light Emitting Diode) applications continued to grow and emerging germanium-based technologies for terrestrial photovoltaics are showing promise.

In **Optics**, sales of germanium blanks grew as the business line gained market share. Production and sales of finished optics (such as GASIR® lenses) grew steadily both in automotive (driver vision enhancement) and non-automotive applications. In April, Umicore acquired the infra-red lens business of US-based L-3, thereby expanding its existing portfolio of chalcogenide infrared glass materials.

Sales of germanium tetrachloride picked up and germanium refining volumes increased in line with the rising germanium price. The business expanded its geographical presence by entering into a germanium refining joint venture (60% participation) in Dong Chuan in China. This greenfield plant is expected to be operational by the beginning of 2007.

Element Six Abrasives

Element Six Abrasives recorded a strong performance in the first half. Sales of polycrystalline products for drill bits increased more than 50% in dollar terms, driven by increased demand from the oil-drilling sector. Sales volumes for grits used in abrasive tools were lower but an improved product mix meant that contribution margins improved. A new diamond synthesis facility in Suzhou, China, was opened in April. This facility will have an annual capacity of some 300 million carats and will produce grits for the processing of polycrystalline products. The plant will complement the recently acquired synthesis operation in Poltava, Ukraine.

Precious Metals Products & Catalysts

Key figures

(in million €)	H1 2005	H2 2005	H1 2006
Turnover	900.8	959.8	1,255.9
Revenues (excluding metal)	375.4	390.8	426.7
Recurring EBIT	71.6	64.6	71.7
of which associates	5.1	3.3	4.4
Recurring EBIT margin	17.7%	15.7%	15.8%
EBITDA	91.3	86.4	94.6
Capital expenditure	14.3	29.4	18.2
Capital employed, average	592.3	628.0	689.3
Return on Capital Employed (ROCE)	24.2%	20.6%	20.8%
Workforce, end of period	3,349	3,420	3,935
of which associates	192	220	231

Automotive Catalysts

Global automotive production grew by 5% in the first six months of 2006 compared to last year. Production in North America increased by close to 2% largely due to increased output by the Asian transplant producers. Sales of light duty vehicles in the US fell by 2% - primarily as a result of lower sales of light-duty trucks and SUVs by the big three domestic manufacturers. In Europe, production grew by 2%. Light duty sales for January to June were up only slightly more than 1% year-on-year. Sales of light duty diesel vehicles continued to gain market share. The market for diesel particulate filters strengthened in specific countries. Asian markets continued to be the main source of volume growth worldwide while the Brazilian market reported strong domestic sales and a flat export market.

.In this context Umicore's business saw volume growth in North America and Asia. The benefits of the new facility in China were felt during the period and strong sales to China-based customers ensured that the plant was already reaching its initial capacity levels. An expansion of the facility is in progress and will become operational in the second half of 2006. Sales in the Korean market also continued to grow.

Developments for the heavy duty diesel market continue to require increasing levels of investment in research and initial production capabilities for Umicore to be successful in the market when the next wave of HDD legislation will be introduced.

Technical Materials

Despite increased revenues the business performance was slightly lower year-on-year, partially due to the integration costs of the new acquisitions in China.

Record sales volumes were achieved at **BrazeTec** in both traditional metallurgical and more advanced chemical brazing products. Further market penetration was also achieved in the higher-

end products. These factors more than offset the continued pressure on pricing, especially from North-American competition. The positive contribution of the recent Chinese acquisition added to the strong performance of the business.

Increased demand by electrical equipment manufacturers allowed the **Contact Materials** business line to grow sales volumes in Europe and North-America.

Electronic Packaging Materials recorded good sales volumes, especially in the paste and wire business for die-attach applications and other products such as hermetic sealing materials and amalgam spheres for energy-saving lamps. The acquisition in July of a 14% stake in the Korean company Duksan, specialised in Ball Grid Array (BGA) balls will improve Umicore's ability to serve the fast-growing Asian electronics market with a broad portfolio of packaging materials.

Sales of **Platinum Engineered Materials** were lower year-on-year. Periodic comparisons are difficult in a project-based market such as the LCD glass business, as orders tend to be unevenly distributed. Sales of Umicore's tailor-made products in the platinum gauze activity grew further.

Jewellery & Electroplating

The business unit performed well particularly as a result of a strong contribution from the electroplating business.

In **Jewellery and Industrial Metals** the business was able to record market share gains in the jewellery and semi-finished products segment, despite only steady global demand. Sales of industrial metals were lower, primarily as a result of lower deliveries of silver coin blanks in the German market. The recycling activities within the business unit benefited from higher precious metals prices.

The **Electroplating** business line recorded a strong performance and benefited from its presence in Europe and Asia. Good contributions were made by all product groups. Sales in Asia grew particularly well in the printed circuit board (PCB) market. The business benefited from its strategic repositioning as a total system provider to the PCB industry.

Precious Metals Chemistry

Sales volumes and revenues of inorganic and organo-metallic precious metals compounds improved. Product demand benefited from a growing number of business projects in the chemical and catalyst industries. This was particularly the case for sales from Germany, but the plants in North and South America also contributed to the improvement.

Thin Film Products

The overall performance of the business unit has improved.

The **Optics & Wear Protection** business line recorded increased sales volumes of materials for optics although premiums were lower. Promising new hydrophobic coating materials are in testing with customers. The wear protection activity continued to contribute at the high levels of last year.

The **Electronics & Data Storage** business line recorded good sales volumes and revenues for products used in the strong micro-electronics sector. Revenues in optical data storage products stabilised despite the market shift from Europe to Asia.

The **Displays** revenues and performance were lower with Asian imports to the North-American indium tin-oxide (ITO) tiles market impacting prices negatively. Continued progress has been made in the introduction of the large ITO tiles on the Asian market.

On 16 August Umicore acquired 80% of the shares of Beijing JuBo Photoelectric Technology Co., a leading Chinese supplier of optical coating materials. The acquisition will allow the business unit to enhance its position in these materials, offering a strong platform in Asia.

Precious Metals Services

Key figures

(in million €)	H1 2005	H2 2005	H1 2006
Turnover	1,545.5	1,587.5	2,296.8
Revenues (excluding metal)	117.5	117.0	166.6
Recurring EBIT	28.9	27.8	62.2
Recurring EBIT margin	24.6%	23.8%	37.3%
EBITDA	52.2	45.5	77.3
Capital expenditure	4.8	18.7	9.8
Capital employed, average	245.1	264.4	277.7
Return on Capital Employed (ROCE)	23.6%	21.1%	44.8%
Workforce, end of period	1,279	1,297	1,294

Precious Metals Refining

The refining operations produced outstanding results and overall performance was well above that of the same period in 2005. The operational performance was boosted strongly by a continued buoyant metals price environment.

Supplies of industrial residues and by-products remained stable at high levels during the period. The volumes of end-of-life materials for recycling were higher year-on-year. In electronic scrap volumes were up and there was an improved concentration of higher quality material. Deliveries of spent automotive catalysts increased strongly, primarily from Europe. The input of spent petrochemical catalysts was lower, but this was largely to do with the maintenance cycle in the petrochemical sector. Overall commercial conditions for industrial residues and end-of-life materials were largely unchanged year-on-year.

The prices of most precious and specialty metals remained at very high levels and helped the outstanding performance of the recycling business. In addition, further efficiency improvements were implemented during the first half which resulted in the reduction of intermediate stocks. The Hoboken smelter will not need to undergo its three week maintenance shut-down during 2006.

Umicore will proceed with a major investment programme at the Hoboken facility over the coming two years. The initiative will involve the deployment of new concentration technology and infrastructure which will further improve the production efficiencies and flexibility of the recycling and refining operations. This investment will result in additional improvements in the turn-around times for metals and should therefore lead to further reductions in intermediate stocks. The technology will also have environmental benefits as it will enable further reductions of metallic dust emissions. The investment is expected to total some €50 million and is scheduled for completion in mid-2008.

Precious Metals Management

From January to mid-May 2006 most precious metal prices ascended to levels not seen for some decades: gold peaked at a 26-year high of $ 725.75 / tr oz on 12 May, silver reached a 25-year high in London of $ 14.94 / tr oz on the same day and platinum reached $ 1,335 / tr oz - a level not seen before in platinum's history. Rhodium prices also advanced sharply to levels last reached in 1990.

The high levels of volatility and prices provided the conditions for Precious Metals Management to achieve outstanding trading results, particularly in the second quarter. There was also strong demand for physical deliveries of all precious metals including Umicore's branded precious metal ingots.

Precious Metals Management had been marketing precious metal ingots under the brand name "Degussa" until 2005, when Umicore decided to replace brand names and logos on precious metal ingots produced by all its refineries worldwide. Since 1 January 2006 all precious metal ingots of Umicore's refineries bear the brand name "Umicore".

Zinc Specialties

Key figures

(in million €)	H1 2005	H2 2005	H1 2006
Turnover	478.0	462.7	661.1
Revenues (excluding metal)	229.1	219.3	207.0
Recurring EBIT	16.9	7.8	27.2
of which associates	4.4	2.9	15.6
Recurring EBIT margin	5.5%	2.2%	5.6%
EBITDA	37.3	27.8	47.2
Capital expenditure	18.1	29.1	22.3
Capital employed, average	383.7	383.4	501.5
Return on Capital Employed (ROCE)	8.3%	3.8%	10.8%
Workforce, end of period	3,966	3,977	4,204
of which associates	1,147	1,159	1,443

Zinc Alloys

Zinc smelting production reached some 200,000 tonnes. The benefits of a higher zinc price were tempered by the reduction in treatment charges, lower sulphuric acid prices and higher production costs.

The shortage of materials in the **Die-Casting** alloys market led to higher received premiums. Deliveries of materials from the joint venture with Föhl in China commenced during the period.

Sales volumes for specialty **Galvanizing** alloys were up and premiums were also higher, reflecting the shortage of materials on the market. The recent acquisition in Kunming (China) of a zinc refining plant was finalized and will be consolidated as from the second half.

In line with the previously announced strategic direction, Umicore is working towards an effective carve-out of the Zinc Alloys activities into a 100% owned subsidiary in the first part of 2007.

Zinc Chemicals

Strong demand, mainly in Asia and the Middle East, for sea container and other marine and protective coating applications was the main driver of significant sales volume improvement for pigment-grade **Fine Zinc Powders**. More stringent quality requirements for paints in China enabled Umicore to further penetrate this market with its products. Sales premiums in pigment-grade products also increased, enabling Umicore to cope with increasing energy costs. A plan to increase production capacity in Angleur and at the Asian plants has been approved and will be effective from early 2007. Sales volumes of fine powders for chemical / electrolytic applications decreased slightly, in line with market demand.

Sales volumes of **Zinc Oxides** remained at high levels. Umicore's ability to ensure a consistent supply of products – particularly in a European market in which supplies of zinc were tight –

provided an additional competitive advantage. The higher zinc price contributed to the performance of the business line through the recycling activities.

Building Products

Sales volumes increased driven by high activity levels in the French construction sector and recovering demand in Germany. Premiums were, however, negatively affected by the continued strength of the zinc price. Sales volumes of high added-value pre-weathered materials continued to grow and accounted for close to one third of total sales for the period. The newly launched PIGMENTO® coloured zinc product range also performed well; further product launches are scheduled for the second half of the year.

In June Umicore acquired the business of bennemann GmbH in Gatterstädt, Sachsen Anhalt, Germany. bennemann is a leading multi-metal transforming business producing rainwater systems, accessories and profiles. The acquisition will further strengthen Building Products' position in Germany.

Padaeng

Padaeng benefited clearly from the higher zinc price and posted a very satisfactory performance. Sales volumes were some 5% lower at 50,600 tonnes. The high levels of demand in the Thai market meant that domestic deliveries accounted for the majority of sales during the period.

Corporate

Key figures

(in million €)	H1 2005	H2 2005	H1 2006
Recurring EBIT	(23.4)	(20.5)	(25.0)
EBITDA	(14.6)	(19.5)	(4.2)
Capital expenditure	4.1	4.8	4.4
Average capital employed	86.1	68.5	94.6
Workforce, end of period	1,291	1,118	1,195

Research and Development expenses were up by 5%, amounting to € 58.8 million compared to a 2005 half year of approximately € 56 million.

In **Fuel Cells** the SolviCore joint-venture with Solvay has started operations with promising pre-commercial developments for micro-portable applications and automotive projects.

Higher corporate costs were largely the result of the higher attributed cost of the company's stock option programme for senior managers.

FINANCIAL HIGHLIGHTS

Non-recurring items

Umicore booked non-recurring operating income of € 1.4 million. In Advanced Materials the provisions for the closure of the Maxton extra-fine cobalt powders facility totaled € 4 million. In Zinc Specialties a provision of € 3.8 million was taken to cover the demolition of the Calais site which was closed in 2005.

In Corporate the most significant items related to the income generated from the sale of the Adastra and Sibeka investments (€ 10.6 million). Income of € 2.8 million was also generated from additional gold-price-related settlements linked to the sale of a gold mining concession in Guinea by Umicore in the 1990s. Income may continue to be generated from this source up to a total of USD 40 million depending on the continuation of production at the concession and the level of the gold price. A € 2.2 million provision was also taken relating to the final decommissioning of the Platoro gold and silver mine in North America which Umicore sold in the 1990s.

Other non-recurring items totaled € -2 million.

Financial results & taxation

Financial charges totaled € 26 million, including € 4.8 million IAS 39 impact. Net interest charges totaled € 15.2 million. The increased interest charge reflected the higher level of financial debt and somewhat higher average interest rates. Other charges were mainly related to the discounting rate applied to provisions at the end of the period (€ 4.1 million and of a non-cash nature), a net exchange rate gain (€ 1.1 million) and approximately € 3 million in other financial charges.

Taxation

The tax charge for the period amounted to € 19.6 million. The recurring tax charge for the period was € 26.4 million, corresponding to an overall effective tax rate of 24% on recurring pre-tax consolidated income. A non-recurring deferred tax income of € 2.7 million was recorded (in line with the taxation status of the individual line items of the non-recurring results) along with a deferred tax income of € 4.1 million related to the effect of IAS 39 at Umicore and its associates.

Cash flows and debt

Operating cash flow after tax was € -126 million. Working capital requirements increased by some € 188 million (not including the classification effect of securitization). Although there is a degree of seasonality to the evolution of working capital requirements, the level reached was driven by surging metals prices coupled with the increased business activity during the period.

At 30 June securitized receivables stood at a level of € 125 million. Umicore renewed the securitization programme which expired in 2006 but, in order to avoid extra costs and workload, elected not to make the new programme qualify as an off-balance sheet item as defined under IFRS. Therefore, and contrary to prior periods, these securitized receivables were included in the net debt total.

At 30 June Umicore's net financial debt stood at € 763 million. This represented a gearing ratio (debt / debt+equity) of 45%.

Sensitivities and hedging

Approximately 80% of Umicore's zinc price exposure for 2006 is hedged at an average price of € 1,125 per tonne. Approximately 70% of Umicore's zinc price exposure for 2007 is hedged at an average forward price of € 1,465 per tonne. Approximately 80% of Umicore's zinc price exposure for the first nine months of 2008 is hedged at an average forward price of € 1,635 per tonne.

Shares

During the first semester Umicore created 175,600 new shares as a result of the exercise of stock options with share subscription rights. During the period Umicore bought back a total of 140,030 of its own shares to cover stock option grants for the year. At 23 August 2006 Umicore had a total of 25,986,650 shares in issue and held a total of 679,127 shares in treasury (2.61% of the total).

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

An analysts' conference call and presentation will be held at 09h30 CET in Brussels. The Half Year Report and presentation materials relating to the results, together with access details for the analysts' conference call and replay, can be accessed via www.investorrelations.umicore.com as from today, 24 August 2006.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AUDITOR'S REPORT

STATUTORY AUDITOR'S REVIEW REPORT OF THE HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2006

We have reviewed the condensed consolidated balance sheet of Umicore and its subsidiaries, as of 30 June 2006 and the related condensed consolidated statements of income, cash flows and recognized income and expenses for the six month period then ended, set forth on pages 17 to 27. These half-yearly condensed consolidated financial statements have been prepared under the responsibility of the Board of Directors of Umicore, in accordance with IAS 34 "Interim Financial Reporting" as adopted by the European Union.

We performed our review in connection with the half-yearly information to be published by Umicore. In conformity with the recommendation of the Belgian Institute of Company Auditors related to reviews, our review involved principally analysis, comparison and discussion of the financial information and, accordingly, was less extensive in scope than an audit of the half-yearly condensed consolidated financial statements. Our review did not reveal any significant matters requiring correction of the half-yearly condensed consolidated financial statements for them to have been properly prepared, in all material respects, in accordance with the IAS 34 "Interim Financial Reporting" as adopted by the European Union.

23 August 2006

PricewaterhouseCoopers Bedrijfsrevisoren / Reviseurs d'Entreprises
Represented by:

Raf Vander Stichele
Bedrijfsrevisor

Consolidated income statement

(in million €)	Notes	H1 2005	H2 2005	H1 2006
Turnover		3,263.5	3,303.0	4,521.0
Other operating income		28.1	40.0	17.6
Operating income		3,291.6	3,343.0	4,538.6
Raw materials and consumables		(2,670.3)	(2,740.6)	(3,801.9)
Payroll and related benefits		(310.5)	(263.7)	(302.4)
Depreciation and impairments		(82.9)	(62.5)	(75.9)
Other operating expenses		(162.9)	(188.3)	(238.9)
Operating expenses		(3,226.6)	(3,255.0)	(4,419.1)
Income from other financial assets	2	0.5	(0.2)	12.5
Result from operating activities	5	**65.5**	**87.7**	**132.0**
Finance cost - Net		(16.4)	(17.6)	(26.0)
Share in result of companies accounted for using the equity method	5	16.5	14.1	25.2
Profit (loss) before income tax		**65.6**	**84.1**	**131.1**
Income taxes		(9.3)	(6.6)	(19.6)
Profit (loss) from continuing operations		**56.3**	**77.6**	**111.5**
Profit (loss) from discontinued operations		16.6	4.2	-
Profit (loss) of the period		**72.9**	**81.8**	**111.5**
of which Group share		66.2	76.0	108.1
of which minority share		6.6	5.8	3.3
(in € / share)				
Basic earnings per share from continuing operations		1.99	2.86	4.29
Total basic earnings per share		2.65	3.03	4.29
Diluted earnings per share from continuing operations		1.95	2.80	4.21
Total diluted earnings per share		2.60	2.97	4.21

The notes on pages 21 to 27 are an integral part of these condensed consolidated interim financial statements

In line with the full year reporting 2005, Traxys (Corporate) has been reclassified as a "discontinued operation" (for a contribution of EUR 6.4 million) for H1 2005

Consolidated balance sheet

(in million €)	Notes	30/06/2005	31/12/2005	30/06/2006
Non-current assets		1,139.1	1,188.4	1,233.6
Intangible assets		114.0	116.4	114.8
Property, plant and equipment		687.0	712.8	698.1
Investments accounted for using the equity method		190.6	180.0	178.7
Financial assets		22.1	31.0	41.3
Loans granted		5.2	5.3	4.6
Trade and other receivables		26.1	3.6	4.2
Deferred tax assets		94.1	139.3	191.9
Current assets		1,748.7	1,748.5	2,402.0
Inventories		806.2	914.7	1,041.7
Trade and other receivables		662.1	717.7	966.6
Income tax receivables		8.6	9.6	14.3
Loans granted	8	0.3	0.4	47.9
Cash and cash equivalents		271.4	106.1	331.6
Assets of discontinued operations		33.1	-	-
Total assets		**2,920.8**	**2,936.9**	**3,635.6**
Equity of the Group	4	1,038.4	1,015.4	949.3
Group shareholders' equity		979.4	971.1	908.3
Share capital and premiums		454.0	456.9	463.1
Retained earnings		603.0	678.8	739.8
Currency translation and other reserves		(52.7)	(136.1)	(254.3)
Treasury shares		(24.9)	(28.6)	(40.4)
Minority interest		59.0	44.3	41.0
Non-current liabilities		702.8	653.5	900.3
Provisions for employee benefits		216.7	217.9	208.4
Financial debt	9	281.0	250.4	505.2
Trade and other payables		1.9	1.8	1.8
Deferred tax liabilities		46.8	40.9	42.7
Provisions		156.4	142.5	142.2
Current liabilities		1,179.6	1,268.0	1,786.0
Financial debt		418.3	371.0	641.7
Trade and other payables		712.1	842.6	1,070.5
Income tax payable		23.3	17.4	29.4
Provisions		25.9	37.1	44.3
Total equity & liabilities		**2,920.8**	**2,936.9**	**3,635.6**

In line with the restatement for IAS 39 as published at year end 2005, the equity of June 2005 has been adjusted by EUR 4.6 million

In line with the full year reporting 2005, Traxys (Corporate) has been reclassified as a "discontinued operation" for H1 2005

Consolidated cash flow statement

(in million €)	H1 2005	H2 2005	H1 2006
Profit from continuing operations	56.3	77.6	111.5
Adjustments for profit of equity companies	(16.5)	(14.1)	(25.2)
Adjustment for non-cash transactions	87.1	45.6	89.1
Adjustments for items to disclose separately or under investing and financing cash flows	20.3	19.8	21.2
Change in working capital requirement	4.6	(81.6)	(312.8)
Cash flow generated from operations	151.8	47.3	(116.2)
Dividend received	0.4	12.1	8.4
Tax paid during the period	(22.5)	(24.0)	(18.4)
Net cash flow generated by (used in) operating activities	**129.7**	**35.4**	**(126.1)**
Acquisition of property, plant and equipment	(53.3)	(89.5)	(56.7)
Acquisition of intangible assets	(0.5)	(1.3)	(0.8)
Acquisition of new subsidiaries (net of cash acquired)	-	(3.2)	-
Acquisition in additional shareholdings in subsidiaries	-	(4.8)	-
Acquisition of financial assets	(3.4)	2.3	(63.4)
New loans extended	(5.0)	5.2	(0.2)
Sub-total acquisitions	(62.1)	(91.3)	(121.0)
Disposal of property, plant and equipment	1.0	5.5	4.4
Disposal of intangible assets	-	0.1	-
Disposal of subsidiaries (net of cash disposed)	-	-	8.3
Disposal of financial fixed assets	0.9	0.1	7.2
Repayment of loans	123.1	(9.2)	1.0
Sub-total disposals	125.1	(3.5)	20.9
Net cash flow generated by (used in) investing activities	**63.0**	**(94.9)**	**(100.1)**
Capital increase	9.9	2.9	6.2
Own shares	(0.7)	(2.4)	(11.8)
Interest received	76.8	(68.2)	3.7
Interest paid	(91.9)	58.2	(22.4)
New loans	150.2	(47.9)	726.9
Repayment of loans	(145.8)	(46.5)	(277.5)
Dividends paid to Umicore shareholders	(38.5)	(2.7)	(48.5)
Dividends paid to minority shareholders	(2.0)	(4.2)	(0.8)
Net cash flow generated by (used in) financing activities	**(42.0)**	**(110.8)**	**375.8**
Effect of exchange rate fluctuations on cash held	6.0	1.3	(3.6)
Net cash flow from continuing operations	**156.6**	**(169.0)**	**145.9**
Net cash flow from discontinued operations	(9.9)	-	-
Total net cash flow of the period	**146.8**	**(169.0)**	**145.9**
Net cash and cash equivalents at the beginning of the period	**104.4**	**261.1**	**92.1**
Cash to discontinued operations	9.9	-	-
Net cash and cash equivalents at the end of the period	**261.1**	**92.1**	**238.0**
of which cash and cash equivalents	271.4	106.1	331.6
of which bank overdrafts	(10.4)	(14.0)	(93.5)

Consolidated statement of recognized income & expenses

(in million €)	H1 2005	H2 2005	H1 2006
Changes in financial assets available for sale reserves	5.1	4.2	(0.9)
Changes in cash flow hedge reserves	(43.8)	(94.0)	(143.5)
Changes in post employment benefit reserves	(0.1)	(40.4)	8.6
Changes in share-based payment reserves	1.9	-	6.0
Changes in deferred taxes directly recognized in equity	15.0	40.5	45.0
Changes in currency translation adjustments	49.2	10.2	(39.2)
Net income (expense) recognized directly in equity of continuing operations	**27.3**	**(79.6)**	**(124.0)**
Net income (expense) recognized directly in equity by discontinued operations	2.7	-	-
Profit (loss) of the period	72.9	81.8	111.5
Total recognized income	**102.9**	**2.2**	**(12.6)**
of which Group share	95.2	(7.4)	(10.1)
of which minority share	7.7	9.6	(2.5)

Notes to the condensed consolidated interim financial statements

Note 1: Basis of preparation

The condensed consolidated interim financial statements for the six months ended 30 June 2006 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.

They do not include all the information required for full annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year 2005 as published in the 2005 Report to Shareholders and Society.

The condensed consolidated interim financial statements were authorised for issue by the Board of Directors on 23 August 2006.

Note 2: Changes in accounting policies and presentation rules

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statement for the year ended 31 December 2005.

New standards or interpretations applicable from January 1st 2006 do not have any impact on the condensed consolidated interim financial statements.

The line item "Income from other financial assets" in the Income Statement, was reclassified as a separate sub-item under "Operating results". Previous year was restated accordingly.

Note 3: Scope of consolidation

In February 2006, Umicore signed an agreement to purchase the assets of a producer of brazing alloys in China, Zhenjang Huanyu Xingchen Welding Materials Co. Ltd (Global Stars), based in Yangzhong, northwest of Shanghai. The company operates under the name of Umicore Technical Materials Yangzhong. In February 2006, Umicore also closed a transaction to become owner of the assets and business activities of Suzhou Alloy Material Factory Co. Ltd (China), a producer of precious-metals-containing contact materials. The company operates under the name of Umicore Technical Materials Suzhou. The acquisitions totaled some EUR 18.5 million of property, plant and equipment and working capital and were fully integrated in this period.

In March 2006 a 50-50 joint venture agreement with Solvay was signed for the development, production and sales of Membrane Electrode Assemblies (MEAs) used in Fuel Cell applications. The entity is known as SolviCore and became operational on 1 July 2006 and will be accounted for through the equity method from that date.

In May 2006, Umicore came to a final agreement to acquire a 60% stake in a zinc operation located in Kunming, China. The remaining 40% are held by YNCopper Group. The operation will be consolidated as from the second half 2006 under the name of Umicore Yunnan Zinc Alloys Co Ltd. The initial investment of some EUR 15 million is included temporarily in these interim financial statements under non-current financial assets. Umicore Yunnan Zinc Alloys' opening balance

sheet consists mainly of property, plant and equipment, inventories and cash in function of the required build-up of working capital.

In June 2006, Umicore came to an agreement to acquire the business of bennemann GmbH in Gatterstädt, Sachsen Anhalt, Germany. bennemann is a multi-metal transforming business producing rainwater systems, accessories and profiles and the activity will be consolidated as from the second half 2006 under the name of bennemann GmbH. The opening balance sheet will consist mainly of property, plant and equipment, inventories and trade receivables.

Note 4: Consolidated statement of changes in equity

(in million €)	Notes	H1 2005	H2 2005	H1 2006
Balance at the beginning of the period		1,281.6	1,038.4	1,015.4
Result of the period		72.9	81.8	111.5
Net income (expense) recognized directly in equity		30.0	(79.5)	(124.0)
Capital increase		9.9	2.9	6.2
Dividends		(43.4)	(4.3)	(48.0)
Changes in treasury shares	12	3.0	(3.6)	(11.8)
Changes in scope		-	(20.1)	
Impact of discontinued operations		(315.5)	-	
Balance at the end of the period		1,038.4	1,015.4	949.3

Note 5: Segment information

NB: In Corporate EUR 5.7 million in H2 **2005** impairment losses have been reallocated to depreciation & amortization

(in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Unallocated	Total
H1 2006							
Total segment turnover	266.9	1,305.2	2,498.8	689.6	39.3	(278.7)	4,521.0
of which external turnover	265.3	1,248.0	2,297.5	670.9	39.3	-	4,521.0
of which inter-segment turnover	1.6	57.1	201.3	18.7	-	(278.7)	-
Operating result	12.9	61.4	64.4	9.7	(16.5)	-	132.0
Recurring	15.7	67.3	62.2	11.6	(25.0)	-	131.8
Non-recurring	(4.2)	-	-	(2.9)	8.5	-	1.4
IAS 39 effect	1.4	(5.9)	2.2	1.1	-	-	(1.3)
Equity method companies	5.2	4.4	-	15.6	-	-	25.2
Recurring	8.6	4.4	-	15.6	-	-	28.7
IAS 39 effect	(3.5)	-	-	-	-	-	(3.5)
Capital expenditure	7.4	18.2	9.8	22.3	4.4	-	62.3
Depreciation & amortization	12.4	16.2	14.5	16.9	4.8	-	64.8
Non-cash expenses (income) other than	3.7	9.4	(2.2)	2.5	4.9	-	18.3
Impairment losses (reversal of impairment losses)	2.2	3.3	0.5	2.5	2.6	-	11.1

(in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Unallocated	Total
H2 2005							
Total segment turnover	210.5	973.8	1,846.5	476.0	82.5	(286.3)	3,303.0
of which external turnover	210.5	959.8	1,587.5	462.7	82.5	-	3,303.0
of which inter-segment turnover	-	14.0	259.0	13.3	-	(286.3)	-
Operating result	20.9	60.0	25.0	(1.1)	(17.1)	-	87.7
Recurring	20.3	61.3	27.8	4.9	(20.5)	-	93.8
Non-recurring	(0.3)	-	(0.3)	3.6	-	-	3.0
IAS 39 effect	0.9	(1.2)	(2.6)	(9.6)	3.4	-	(9.1)
Equity method companies	11.4	3.3	-	(0.6)	-	-	14.1
Recurring	11.4	3.3	-	2.9	-	-	17.6
Non-recurring	-	-	-	(3.5)	-	-	(3.5)
Capital expenditure	9.7	29.4	18.7	29.1	4.8	-	91.7
Depreciation & amortization	13.5	20.8	16.6	17.7	4.0	-	72.6
Non-cash expenses (income) other than	(1.5)	2.2	4.9	11.9	(6.4)	-	11.1
Impairment losses (reversal of impairment losses)	1.8	0.1	0.3	-	-	-	2.2
H1 2005							
Total segment turnover	245.9	902.7	1,739.2	490.2	93.4	(207.9)	3,263.5
of which external turnover	245.9	900.8	1,545.5	478.0	93.4	-	3,263.5
of which inter-segment turnover	-	2.0	193.7	12.2	-	(207.9)	-
Operating result	18.4	66.9	31.7	(28.0)	(23.4)	-	65.5
Recurring	20.7	66.5	28.9	12.6	(23.4)	-	105.3
Non-recurring	(2.3)	0.4	2.7	(40.6)	-	-	(39.8)
Equity method companies	7.0	5.1	-	4.4	-	-	16.5
Recurring	7.0	5.1	-	4.4	-	-	16.5
Capital expenditure	12.4	14.3	4.8	18.1	4.1	-	53.7
Depreciation & amortization	9.2	15.5	17.2	19.1	5.2	-	66.3
Non-cash expenses (income) other than	3.0	3.9	2.0	24.5	3.6	-	37.0
Impairment losses (reversal of impairment losses)	-	-	-	17.3	-	-	17.3

Note 6: Non-recurring results and IAS 39 impact included in the results

(in million €)	**Continuing**	recurring	of which non-recurring	IAS 39 effect	**Dis-continued**
H1 2006					
Profit from operations	132.0	131.8	1.4	(1.3)	-
of which income from other financial investments	12.5	0.7	11.8	-	-
Result of companies accounted for using the equity method	25.2	28.7	-	(3.5)	-
EBIT	157.1	160.5	1.4	(4.7)	-
Finance cost	(26.0)	(21.2)	-	(4.8)	-
Tax	(19.6)	(26.4)	2.7	4.1	-
Net result	111.5	112.9	4.1	(5.5)	-
Minority interests	(3.3)	(3.3)	0.2	(0.2)	-
Net Group share	108.1	109.6	4.3	(5.7)	-
H2 2005					
Profit from operations	87.7	93.8	3.0	(9.1)	(0.1)
of which income from other financial investments	(0.2)	(0.2)	-	-	-
Result of companies accounted for using the equity method	14.1	17.6	(3.5)	-	4.2
EBIT	101.8	111.4	(0.5)	(9.1)	4.2
Finance cost	(17.6)	(17.6)	-	-	-
Tax	(6.6)	(13.7)	4.3	2.8	-
Net result	77.6	80.0	3.8	(6.3)	4.2
Minority interests	(5.8)	(5.8)	-	-	-
Net Group share	71.8	74.3	3.8	(6.3)	4.2
H1 2005					
Profit from operations	65.5	105.3	(39.8)	-	16.8
of which income from other financial investments	0.5	0.5	-	-	-
Result of companies accounted for using the equity method	16.5	16.5	-	-	6.4
EBIT	81.9	121.7	(39.8)	-	23.2
Finance cost	(16.3)	(16.3)	-	-	(2.2)
Tax	(9.3)	(21.5)	12.2	-	(4.4)
Net result	56.3	83.8	(27.6)	-	16.6
Minority interests	(6.6)	(6.6)	-	-	-
Net Group share	49.6	77.2	(27.6)	-	16.6

Positive non-recurring results relate essentially to obtained capital gains following the divestment of the Sibeka and Adastra investments (EUR 10.6 million). Non-recurring income was also generated from gold-price-related additional settlements linked to the sale of a gold mining concession in Guinea by Umicore in the 1990s (EUR 2.8 million: see also Note 10).

Negative non-recurring results relate mainly to restructuring provisions for the closure of the Maxton extra-fine cobalt powders facility in North Carolina, USA (EUR 4.0 million), demolition provisions in France (EUR 3.8 million) and provisions for the final decommissioning of a mining operation in North America (EUR 2.2 million). Other negative non-recurring items totaled EUR 2.0 million.

The IAS 39 impact includes non-cash timing differences in revenue recognition in case of non-application of hedge accounting to transactional hedges, which implies that hedged items can no longer be measured at fair value. It also covers structural hedges at Element Six Abrasives, where the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurence of the underlying forecasted or committed transactions.

Note 7: Share based payments

A charge of EUR 4.8 million was recognised in the income statement in respect of stock options granted to senior executives of the company in 2006. In addition to the stock option plan, a share grant plan was implemented in 2006. The granted shares were taken from the treasury shares and were measured at their fair value at the date of the grant, EUR 1.2 million, and also recognised through the income statement.

Note 8: Current loans granted

Include in this period EUR 46.7 million of margin calls advanced to brokers in the framework of the Group's open cash-flow hedge positions.

Note 9: Financial debt

Umicore decided to take advantage of improved market conditions to refinance the EUR 450 million, five year, medium-term syndicated bank loan signed in June 2004. The new facility, for a total amount of EUR 450 million, is at floating rates and consists of a EUR 280 million tranche with a five year maturity and a EUR 170 million tranche with a seven year maturity. The facility will be used for general corporate purposes including the refinancing of existing debt.

As at 30 June 2006, EUR 330 million of this facility have been called upon.

The original EUR 200 million securitization programme for accounts receivable, which was implemented in May 2001 and which expired in May 2006, was renewed for a period of one year for a reduced amount of EUR 125 million, taking into consideration the 2005 demerger of Cumerio. Umicore chose not to make the new programme qualify as an off-balance sheet item in line with IFRS standards in order to avoid extra costs.

Note 10: Financial instruments

a) Cash flow hedges:

In line with the Group's financial risk management, additional metal cash-flow hedges and related foreign exchange hedges were concluded in the course of the semester primarily covering structural exposure to the zinc price in Q2 and Q3 of 2008.

Of the EUR -143 million net change on the fair value cash-flow hedge reserves, EUR -132 million originates from fully consolidated companies and EUR -11 million from associates and joint ventures. The EUR -132 million from fully consolidated companies consist of EUR -167 million on forward commodity contracts (predominantly zinc), EUR 32 million on forward currency contracts (predominantly Euro-USD) and EUR 2 million on forward interest rate swap contracts.

b) Embedded derivatives:

In 1992, Umicore and its partner Pancontinental Mining (now Barrick Gold Corporation, Canada) entered into an option agreement with Golden Shamrock Mines limited (GSM) for the sale of their Siguiri gold mining concession in Guinea.

If, after the date of the exercise of the option and without any time limit, gold mining operations in the concession area would (re)commence and a certain gold price level would be obtained, GSM would be required to pay Umicore additional settlements up to a maximum of USD 40 million (approximately EUR 31 million at current exchange rates). The amounts of the settlements depend on the evolution of the gold price. The related concessions are held today by AngloGold Ashanti, South Africa.

The above agreement includes an embedded derivative, which should be recognized on the balance sheet under IFRS. In line with actual extraction at the concession until 30 June and the high gold price, Umicore recognized EUR 2.8 million in the income statement. Umicore has not recognized an additional gain for the net present value of future settlements in view of uncertainties related to country risk, the volatility of the gold price and the rate of future gold extraction.

Note 11: Shares

During the period, 175,600 new shares were created as a result of the exercise of stock options with linked subscriptions rights.

Of the 631,097 own shares held at the end of 2005, 10,900 shares were used for the 2006 employee free share program (see also Note 7) and 80,450 shares were used to honour the exercise of stock options during the period. During the same period Umicore also bought back 140,030 of its own shares. On 30 June 2006 Umicore owned 679,777 of its own shares, representing 2.62% of the total number of shares in issue at that date. These operations resulted in a net increase of EUR 11.8 million of the Treasury Shares line item as deducted from the group shareholders' equity.

Note 12: Contingencies, accounting estimates and adjusting events

There were no changes in contingencies, accounting estimates and no adjusting or non-adjusting events arose between the balance sheet date and the date at which the interim condensed financial statements have been authorized for issue.

Glossary - Financial Definitions

EBIT	Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.
Non-recurring EBIT	Includes non recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Metal inventory write-downs are part of the non-recurring EBIT of the business groups.
Recurring EBIT	EBIT – non-recurring EBIT – IAS 39 effect.
Recurring EBIT margin	Recurring EBIT of fully consolidated companies / revenues excluding metals.
IAS 39 effect	Non-cash timing differences in revenue recognition in case of non-application of hedge accounting to: a) Transactional hedges, which implies that hedged items can no longer be measured at fair value, or b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions.
EBITDA	EBIT + (depreciation & amortization + non-cash expenses other than depreciation (i.e.increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/– IAS 39 effect) of fully consolidated companies.
Revenues (excluding metal)	All revenue elements – value of purchased metals.
Return on Capital Employed (ROCE)	Recurring EBIT / average capital employed.
Capital employed	Total equity – fair value reserves + net financial debt + provisions for employee benefits.
Capital expenditure	Investments in tangible and intangible assets.
Cash-flow before financing	Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities.
Net financial debt	Non current financial debt + current financial debt – cash and cash equivalents – loans granted.
Recurring effective tax rate	Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.
Market capitalization	Closing price x total number of outstanding shares.
EPS	Earnings per share for equity holders.
EPS declared, basic	Net earnings, Group share / average number of outstanding shares – treasury shares.
EPS declared, diluted	Net earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).
EPS adjusted, basic	Net recurring earnings, Group share / total number of outstanding shares – treasury shares.
EPS adjusted, diluted	Net recurring earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).

The above financial definitions relate to non-IFRS performance indicators except for 'EPS declared – basic' and 'EPS declared – diluted'

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 6.6 billion in 2005 and currently employs some 16,000 people.